

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

May 19, 2009

Eli Kramer
Chief Financial Officer
Ituran Location and Control Ltd.
3 Hashikma Street, Azuor
58001, ISRAEL

> **Re:** **Ituran Location and Control Ltd.**
> **Form 20F for the Fiscal-Year ended December 31, 2007**
> **Filed June 30, 2008**
> **File No. 001-32618**

Dear Mr. Kramer:

We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

Sincerely,

Angela Crane
Branch Chief